UNITED STATES            SEC File Number
                       SECURITIES AND EXCHANGE COMMISSION    000-7633
                             Washington, D.C. 20549
                                    -------
                                                            CUSIP Number
                                  FORM 12b-25               211478102
                          NOTIFICATION OF LATE FILING

(Check One)
   [ ] Form 10-K []Form 20-F []Form 11-K [XX]Form 10-Q []Form N-SAR
       For Period Ended: January 31, 1999
   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:______________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
      ___________________________________________________________________

                        PART I - REGISTRANT INFORMATION

Continental Heritage Corporation
Full Name of Registrant

N/A
Former Name if Applicable

2140 America's Cup Circle
Address of Principal Executive Office (STREET AND NUMBER)

Las Vegas, Nevada  89117
City, State and Zip Code

                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

 Registrant was not able to assemble obtain all necessary financial information for the Form 10-QSB by March 17, 1999, the due date. The reason, in part, for Registrant's inability to obtain all necessary information by the due date is that it engaged in a new line of business commencing in November 1998. To fund the new venture, it conducted a private financing which was completed in February 1999. Until Registrant received the funds from the private financing, it was unable to hire the necessary staff to assemble the information required for this Form 10-QSB. It has now obtained the necessary staff and is in a position to complete its Form 10-QSB. Registrant expects that it will file its Form 10-QSB no later than 15 calendar days from March 17, 1999, exclusive of holidays and weekends, or on or before April 1, 1999.


                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Allan Salovin             561                      650-7916
(Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [XX] Yes [ ] No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate of the results cannot be made:   Operations of Registrant in the
corresponding period for the last fiscal year arose out of a business that has been discontinued with the result that no comparison can be made.

                        Continental Heritage Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 17, 1999.                      By /s/ Steve Gould
                                            Steve Gould, Chief Executive
                                            Officer and President